Excursion Van Rentals, Inc.



ANNUAL REPORT

8625 SE 32nd Ave

Milwaukie, OR 97222

(503) 329-2553

https://www.excursionvanrentals.com/

This Annual Report is dated May 2, 2022.

BUSINESS

Excursion Van Rentals Inc. ("EVR" or the "Company") is a C-Corp organized under the laws of the state of Deleware that outfits and rents campervans for tourism/recreational purposes. The Company's business model consists of renting camper vans to travelers for visiting national parks, camping, road trips, festivals. Our fleet of campervans is currently available for rent in Oregon and Southwest Washington and are available to book through our online rental platform along with other rental booking sites.

During our beta launch phase, EVR tested a limited fleet of campervans equipped with a variety of layouts, features, equipment, and amenities. We were able to receive invaluable feedback from our rental clients which has allowed us to optimize our fleet model van build-out. This knowledge of the ideal user experience for a rental campervan paired with our internal team of van builders gives us a tremendous advantage when it comes to cost and maintenance.

We're currently phasing out our beta fleet for new vans.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $69,982.00

Number of Securities Sold: 5,000,000

Use of proceeds: This was EVR's pre-seed round, funded internally by the Founders, to cover company formation, the web/rental platform, as well as the acquisition and build out of the initial pilot vans.

Date: February 02, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Circumstances which led to the performance of financial statements:

Operating results for February – September 2021

Revenue

Revenue from February 2021 through December 2021 was $52,414 which included the rental revenue.

Gross margins

Excursion Van Rentals operating model does not include any direct costs or cost of goods sold thus gross margin remains at 100%. Once the campervans are rented the only requirement between rentals is cleaning, light repairs, and maintenance which are cover in G&A.

Expenses

The Company's expenses consist of, among other things, fleet additions, building materials, labor, cleaning supplies, repair and maintenance and marketing and sales expenses. Expenses for February – December 2021 were $52,414 resulting in an operating income of $0.0 for Excursion Van Rental's beta program.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $3,290.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Austen Price

Austen Price's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO/Founder

Dates of Service: February 02, 2021 - Present

Responsibilities: Strategic direction, growth and leadership. Van building, marketing/ advertising. This role currently requires 40+ hours/week to complete all the encompassing tasks, but will likely expand in scope as the company grows. No salary, but will receive one once there is adequate cashflow from revenue generating activities is achieved. Currently owns 2.5 million shares and receives 100,000 shares annually as part of compensation package. Please note Mr. Price currently also works in a sales capacity for Masterplans (please see the details below). A successful capital raise would allow the business to expand the fleet and shift existing rental revenue away from van acquisition and towards things like staffing and operating expenses. This shift will allow the Founders to focus even more on EVR as opposed to outside capital sources. We envision this shift will be possible once the rental fleet has doubled from 5 to 10 rental campervans. Five additional camper vans would require a capital raise of around $200,000.

Position: President of the Board

Dates of Service: February 02, 2021 - Present

Responsibilities: General leadership duties for the board

Other business experience in the past three years:

Employer: Sente Inc DBA Masterplans

Title: Current role is VP of Sales/Client Relationship Manager

Dates of Service: November 16, 2016 - Present

Responsibilities: The main objective of this position is to secure new sales/revenue for the company. This role includes calling sales leads, negotiating terms, building SOWs and training project management staff. Compensation package is a combination of salary and commission totaling around $110k/annum. This role begins at 6am PST and requires roughly 20-25 hours weekly to complete the required tasks.

Name: Christian Kiewel

Christian Kiewel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO/ Director (Member)

Dates of Service: February 02, 2021 - Present

Responsibilities: Operations and leadership. No salary, but will receive one once there is adequate cashflow from revenue generating activities. Currently owns 2.5 million shares and receives 100,000 shares annually as part of compensation package.

Other business experience in the past three years:

Employer: Christian Kiewel

Title: Owner/Proprietor

Dates of Service: January 20, 2009 - Present

Responsibilities: Attain properties to develop. Essentially run the day to day tasks of a property/house flipper.

Other business experience in the past three years:

Employer: Premiere Property Group LLC

Title: Real Estate Broker

Dates of Service: January 10, 2018 - March 10, 2020

Responsibilities: Assist individuals in the transfer of real estate, often, writing contracts, showing homes, making sales, etc.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Christian Kiewel

Amount and nature of Beneficial ownership: 2,500,000

Percent of class: 50.0

Title of class: Class A Common Stock

Stockholder Name: Austen Price

Amount and nature of Beneficial ownership: 2,500,000

Percent of class: 50.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Class A Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 500,000 of Class B Non-Voting Common Stock.

Class A Common Stock

The amount of security authorized is 9,000,000 with a total of 5,000,000 outstanding.

Voting Rights

(a) Common Stock Class "A" (Voting) with each share having 5 votes per share in all company matters and election of the Board of Directors.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable.

Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing camper van rentals for domestic travel. Our revenues are therefore dependent upon the market for recreational/glamping vehicles.

Minority Holder; Securities with No Voting Rights

The common stock class-b that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent superior services than those developed by us. There can be no assurance that competitors will render our service obsolete or that the services developed by us will be preferred to any existing or newly developed service provider. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market for camper vans, we do compete against other recreational vehicle rental companies and platforms. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Excursion Van Rentals Inc. was formed on February 2nd, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Excursion Van Rentals Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and only 8 months of revenue generation. If you are investing in this company, it's because you think that Excursion Van Rentals is a good idea, that the team will be able to successfully market, and sell the service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have not yet turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Demand for our service could fail to meet projections we expect

Our growth projections rely on assumptions that our revenue per van tracks at a similar target as it has early on in our growth. If unforeseen market changes impact our demand or the demand for domestic travel it could in turn impact our overall sale unfavorably.

Supply Chain Uncertainty

There is a degree of uncertainty surrounding the country's supply chain after COVID and there is always the risk the business cannot acquire vehicles or the material required for up-fitting vans in a timely manner which can negatively impact growth and cashflow. While the business remains flexible and may be able find suitable substitutes for a variety of materials required to build a camper fleet there is a risk items won't be available.

Demand Risk

While the domestic travel and glamping continues to grow there is a risk that the economy could shift and negatively impact our target market's disposable income. There is also the risk a competitor with a more viable business model or service enters the market and dilutes our market share as we continue to scale.

Regulation

There currently is not a general construction code for building these recreational vehicles, but if there legislation passed requiring specific building codes for camper vans it could impact negatively the cost and functionality of EVR's camper van fleet.

COVID/Pandemic

While the post/inter-COVID travel market has favored domestic travel and camping patterns for EVR's core market there were portions of time where may public state and national run campgrounds were closed. If a similar situation repeats and persists it would negatively impact the demand and viability of the business.

The Company's Chief Executive Officer currently works for another entity.

text to be completed once CEO transition plan is finalized

The Company's Chief Executive Officer currently has multiple roles.

The Company's Chief Executive officer also works as a Client Relationship Manager for Masterplans in a sales role capacity. While the Founder and CEO has dedicated over 40 hours a week and treated this business as a top priority during the beta testing phase, the capital needs of the business have necessitated splitting time and continuing to generate a side income in order to have funds to expand the camper van fleet. The CEO and Founder has done this through a sales role that requires roughly 20-25 hours weekly. A successful capital raise would allow the business to expand the fleet and shift existing rental revenue away from van acquisition and towards things like staffing and operating expenses. This shift will allow the Founders to focus even more on EVR as opposed to outside capital sources. We envision this shift will be possible once the rental fleet has doubled from 5 to 10 rental campervans. Five additional camper vans would require a capital raise of around $200,000.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Excursion Van Rentals, Inc.

By   /s/ *Austen Price*

     Name: Excursion Van rentals

     Title: CEO/President

Exhibit A

FINANCIAL STATEMENTS

Excursion Van Rentals Inc.
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
Rental Income	
Baja	
Baja - Go Camp	3,437.28
Total Baja	3,437.28
Frosty	
Frosty - Go Camp	14,954.67
Frosty - Outdoorsy & EVR	2,443.16
Frosty - RVezy	690.00
Total Frosty	18,087.83
Miracle Whip	
Miracle Whip - Go Camp	13,252.37
Miracle Whip - Outdoorsy & EVR	1,550.96
Total Miracle Whip	14,803.33
Pearl	
Pearl - Go Camp	14,489.75
Pearl - Outdoorsy & EVR	1,595.40
Total Pearl	16,085.15
Total Rental Income	52,413.59
Total Income	52,413.59
Expense	
Advertising, Promotion, Website	1,345.99
DMV Expense	904.00
Dues, Subscriptions, and Fees	513.52
Insurance Expense	2,256.31
Outside Labor Expense	2,644.25
Professional Fees	3,829.00
Rent Expense	6,629.60
Tool and Shop Supply Expense	2,703.64
Travel Expense	1,440.80
Utilities	187.40
Van Building Material Expense	15,500.42
Van Cleaning Expense	56.00
Van Gas Expense	402.99
Van Hospitality Expense	1,334.17
Van Repairs and Maintenance	12,449.13
Total Expense	52,197.22
Net Ordinary Income	216.37
Net Income	**216.37**

CERTIFICATION

I, Austen Price, Principal Executive Officer of Excursion Van Rentals, Inc., hereby certify that the financial statements of Excursion Van Rentals, Inc. included in this Report are true and complete in all material respects.

Austen Price

CEO/President